In 2014, the Adviser was acquired by another entity, who engaged McGladrey for SOX testing and compliance.
As a result of the acquisition and McGladrey's engagement with the acquiring firm, the auditor was no longer independent with respect to the Adviser and Hatteras Global
Private Equity Partners Institutional, LLC, and the engagement was not renewed following the completion of the audit for the period ending March 31, 2014.